THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

January 27, 2017

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the Schedule 14A filings (each a “Proxy” and, collectively, the “Proxies”) for The MainStay Funds (SEC File No. 333-214498), MainStay Funds Trust (SEC File No. 333-160918) and MainStay VP Funds Trust (SEC File No. 002-86082) (collectively, the “Registrants”)

Dear Mr. Cowan:

This letter responds to comments provided by telephone on January 19, 2017, with respect to the Proxies. The Proxies were filed with the Securities and Exchange Commission on January 10, 2017. On behalf of the Registrants, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxies, except as defined herein.

Comments applicable to more than one Proxy

Comment 1: Disclose the effective date of ICAP’s termination as subadvisor.

Response: We have revised each Proxy where applicable.

Comment 2: State in your response letter when each Registrant plans to file a Post-Effective Amendment to its registration statement under Rule 485(a) to reflect each Repositioning.

Response: Each Registrant will file a Post-Effective Amendment to its registration statement under Rule 485(a) to reflect the respective Repositioning during its next annual update following the effectiveness of the Repositioning.

Comment 3: Revise the question entitled “What are Shareholders Being Asked to Approve?” to more fully explain why a shareholder vote is being sought.

Response: We have revised this disclosure to indicate that the Funds determined to seek shareholder approval in these instances following discussions with New York Life Investments and Epoch.

Comment 4: Ensure that the shareholder benefits listed in the question entitled “What are the Anticipated Benefits of the Repositioning, the Interim Subadvisory Agreement and the Proposed New Subadvisory Agreement?” match those listed elsewhere in the Proxy.

Response: We have made the changes necessary to address this comment.

Comment 5: Describe any unique qualifications or experience of Epoch that the Board considered when they considered the approval of the Repositioning.

Response: We believe that the factors considered by the Board are already described in the question entitled “What did the Board Consider in Approving the Repositioning, the Interim Subadvisory Agreement and the Proposed New Subadvisory Agreement?”

Comment 6: Did the Board consider the conditions of Section 15(f) of the Investment Company Act?

Response: Section 15(f) of the Investment Company Act is a safe harbor provision that permits an adviser (including a subadvisor) to a fund or an affiliated person of the adviser to receive “any amount or benefit” in connection with a sale of interests in the adviser which causes the assignment of the adviser’s contract with the fund, provided certain conditions are met.1 By its terms, Section 15(f) does not apply to the acquisition by Epoch of certain assets of ICAP’s investment management business because this transaction did not cause an assignment of the Funds’ subadvisory agreements with ICAP. At the recommendation of New York Life Investments, the Board approved the termination of these agreements.

Although the Board did not specifically consider whether ICAP would be able to avail itself of Section 15(f)’s safe harbor, the Board was aware that more than 75% of its constituents were Independent Trustees. Also, the Board took into account the fact that in no case would the overall management fees paid by any of the Funds increase as a result of the transition to Epoch.2

Comment 7: Clarify that the management fee waivers and expense limitation reimbursements referred to in the below sentence are those discussed in the next footnote:

The subadvisory fee schedule under the Interim Subadvisory Agreement in effect as of March 13, 2017 is identical to the subadvisory fee schedule under the Proposed New Subadvisory Agreement except with respect to the sharing in management fee waivers and expense limitation reimbursements discussed below.

Response: We have made the requested edit.

Comment 8: Explain supplementally what is meant by the following sentence:

Epoch will not share in any reimbursements above the current sudadvisory fee.

Response: This means that Epoch will not be obligated to share in reimbursements made by New York Life Investments to the Fund beyond the amount of the subadvisory fees actually paid to them.

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1 These conditions are: “(1) for a period of three years after the time of such action, at least 75 per centum of the members of the board of directors of such registered company … are not (i) interested persons of the investment adviser of such company … or (ii) interested persons of the predecessor investment adviser…; and (2) there is not imposed an unfair burden on such company as a result of such transaction or any express or implied terms, conditions, or understandings applicable thereto.” Section 15(f)(1)(A)-(B).

2 There is no definition of the term “unfair burden” in Section 15(f). However, discussions of the term by the SEC Staff and the courts have focused on financial burdens. See, e.g., Institutional Disclosure and Sales of Investment Company Advisers: Hearing on H.R. 10570 Before the Subcomm. on Commerce and Finance of the House Comm. on Interstate and Foreign Commerce, 93rd Cong., Ser. No. 93-101, at 17 (Sep. 13, 1974); Olesh v. Dreyfus Corp., No. CV-94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995); Wexler v. Equitable Capital Management Corp., No. CV-93-3834, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994); Citigroup, Inc., 2006 SEC No-Act. LEXIS 552 (July 26, 2006).

Comment 9: Include an estimate of the amount of indirect transaction costs to be borne by the Fund.

Response: As the Registrants do not believe it is possible to estimate the hypothetical indirect portfolio transaction costs such as market impact, we respectfully decline to make any revisions to the disclosure.

Comment 10: Include an estimate of the gain or loss to be recognized by the Fund for federal income tax purposes in connection with the Repositioning.

Response: As stated in the Proxies, shareholders generally would not recognize a gain or a loss for federal income tax purposes until a Fund distributes its net realized capital gains, if any, at the end of the year. Therefore, it is not possible to provide an estimate of the gain or loss to be recognized by the Funds for federal income tax purposes in connection with the Repositioning at this time.

Comment 11: In the section entitled Voting Information, explain if brokers will be able to vote uninstructed shares in connection with the proposals listed in the Proxies.

Response: As discussed during our call, we believe that this information is already provided in the sixth paragraph of the section entitled Voting Information. In particular, we state in that paragraph the following:

Although it is not expected that the Fund will receive abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter), abstentions and broker non-votes will be treated as present for purposes of determining a quorum. In addition, under the rules of the New York Stock Exchange, if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power. As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder’s rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the Special Meeting).

Comment 12: Ensure that the disclosure in the subsection entitled Solicitation Expenses and Other Expenses Related to the Special Meeting conform to the requirements of Item 4 of Schedule 14A.

Response: We have reviewed the disclosure and believe that it conforms to the requirements of Item 4 of Schedule 14A.

Comment 13: If not applicable, remove the subsection entitled Vote of Shares by New York Life Investments.

Response: We believe that this information is important to investors, even in cases where shares are not held by New York Life Investments or funds that are advised by New York Life Investments. Therefore, we decline to make the requested change.

Comment 14: Explain supplementally what is meant by the following statement found in Exhibit B:

Effective June 29, 2009, Epoch will equally share in any modifications to the management fee or management fee breakpoints.

Response: This means that to the extent the applicable management fee or management fee breakpoints change, the fee or breakpoints paid to Epoch by New York Life Investments will also be changed.

Comment 15: For the Proxies related to MainStay ICAP International Fund and MainStay VP ICAP Select Equity Portfolio, state why 33 1/3% of votes eligible to be cast at the Special Meeting will constitute a quorum.

Response: The proxies related to MainStay ICAP International Fund and MainStay VP ICAP Select Equity Portfolio state that 33 1/3% of votes eligible to be cast at the Special Meeting will constitute a quorum because the Amended and Restated Declarations of Trust of MainStay Funds Trust and MainStay VP Funds Trust, respectively, require that “thirty-three and one-third percent (33-1/3%) of the Shares entitled to vote shall constitute a quorum at a Shareholders’ meeting.” The proxy related to MainStay MAP Fund states that a majority of outstanding shares of the Fund on the Record Date shall constitute a quorum because the Amended and Restated By-Laws of The MainStay Funds requires that “a majority of outstanding Shares of the Trust or a Series thereof present in person or by proxy shall constitute a quorum at any meeting of the Shareholders of the Trust or a Series thereof.”

Comments Applicable to MAP Fund only

Comment 1: Clarify the disclosure in the question entitled “What did the Board Consider in Approving the Repositioning, the Interim Subadvisory Agreement and the Proposed New Subadvisory Agreement?” to more clearly indicate that the portion of the Fund now managed by Epoch was the portion previously managed by ICAP.

Response: We have revised this disclosure as requested.

Comment 2: In the section entitled “Reasonableness of Fees”, state whether it is more likely that New York Life Investments would retain a larger or smaller portion of the management fee as a result of the different subadvisory fee schedule to be paid to Epoch, as compared to the subadvisory fee paid to ICAP.

Response: Whether New York Life Investments retains a larger or smaller portion of the management fee as a result of the different subadvisory fee schedule to be paid to Epoch, as compared to the subadvisory fee paid to ICAP, depends upon the amount of assets managed by Epoch which could vary over time. We are unable to predict the overall size of the Fund or the amount of assets that will be managed by Epoch in the future. Therefore, we decline to make the requested change.

Comments Applicable to VP ICAP Select Equity Portfolio only

Comment 1: In the section entitled Voting Information, explain how NYLIAC and its affiliates will votes shares of the portfolio that they hold directly.

Response: NYLIAC and its affiliates do not hold shares of the Portfolio directly. Therefore, we decline to make the requested change.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary